

January 13, 2014

<u>Via E-mail</u>
Cornell "Buck" French
Chief Executive Officer
Fantex, Inc.
330 Townsend Street, Suite 234
San Francisco, CA 94107

> **Re:** **Fantex, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 27, 2013**
> **File No. 333-192476**

Dear Mr. French:

We have reviewed your response to our letter dated December 19, 2013 and have the following additional comments.

<u>Cover Page of Prospectus</u>

1. Please remove the last two sentences of the second paragraph on the cover page, which do not appear necessary or tell us why you believe they are necessary to appear on the cover.

<u>Our Tracking Units and Tracking Stocks, page 3</u>

2. Please provide us with a good faith estimate, if possible, of the amount of directly attributable expenses, in addition to the 5% fee to your parent, which you expect to incur assuming this is the only offering. If you expect such expenses to be not material, please so state here.

3. Refer to the first paragraph on page 5 and your projection in the table on page 86 that Vernon Davis will earn 9% of estimated lifetime brand income post-career. Please tell us how you arrived at this calculation and provide, if available, the percentage of comparable tight ends described in the last full paragraph on page 84 who would have produced significant brand income after their playing career.

Questions and Answers, page 19

What happens to the remaining 5% of the ABI under the Vernon Davis contract? page 19

4. The answer that it is attributed to the platform common seems inconsistent with the disclosure in the last sentence on page 3 that it becomes a fee to your parent. Please revise or advise.

Risk Factors, page 32

Risk Relating to the Issuance of Additional Tracking Series, page 58

5. As investors in Fantex Series Vernon Davis will have ownership in your company as a whole and you are concurrently offering them shares of your platform common stock, please revise your risk factor section to include the risks pertaining to Arian Foster and your offering of Fantex Series Arian Foster. Also revise the summary risk factors section on page 9 accordingly.

Critical Accounting Policies, page 81

Fair Value of Financial Instruments, page 82

Vernon Davis Brand Contract, at Estimated Fair Value, page 84

6. We note your response to prior comment 19. For each of the six factors that you evaluated in determining the deviation from the average career length of an NFL tight end, please quantify the adjustment that you made.

7. We note your response to prior comment 20. Please briefly explain why you compare Vernon Davis's durability to the average durability of players in the comparable group who have played their full careers rather than adjusting so that the comparable group is measured at a similar point in their careers.

8. We note in this regard your response to prior comment 21. Please explain why you considered the active status of a tight end to be a factor in setting the comparable group to determine the value of a future NFL contract. In this regard, please tell us whether considering the subsequent contracts for the inactive tight ends who played 10 years or more would have materially changed your analysis.

9. Based on your responses to prior comments 18 and 21, it appears that you used a broader data set to determine career length to avoid "selection bias" and a much more narrow group in predicting the value of Vernon Davis's subsequent NFL player contract. So that investors may better understand your valuation approaches, please explain in greater detail why you use two different comparator groups with different criteria for predicting

expected career length for Vernon Davis and predicting the value of a future NFL player contract for Davis, respectively, and discuss the potential limitations in relying on different comparative data sets for different factors in your fair value analysis. Lastly, consistent with your response to prior comment 21, disclose the source of the data for career length in this section.

10. We note your response to prior comment 25. Please revise the second-to-last paragraph on page 85 to disclose all the "qualitative factors" that factored into your valuation analysis to determine that Davis's career length would be 14 years and explain your basis for relying on them. We understand that Vernon Davis said he would like to be in the NFL Hall of Fame but we do not understand why you believe that equates to a likelihood of an additional .6 of a year longer career.

11. Please tell us, with a view toward revised disclosure, why the "most meaningful comparison" for Arian Foster is to assess the average career length for a running back "in the modern era (which [you] define as . . . the 15-year period between 1997 and 2011)" (on page 107 of the Fantex Series Arian Foster prospectus), but for a tight end the dates selected are 1990 and 2010.

Vernon Davis Estimated Brand Income, page 85

12. Please refer to the table provided on page 86. We note that the amounts in the two columns under the heading, Estimated Lifetime Brand Income, do not sum to the totals shown. Please revise, as appropriate.

13. Please also explain why the NFL Contract and Endorsement amounts under Category A are different from those amounts in the prior filing. To the extent you made adjustments to the estimated brand value after signing the contract with Vernon Davis, please explain the nature of and reason for these adjustments.

14. We note the last bullet on page 87 that a factor that you considered in estimating his endorsement income was his "being a member of a team with a consistently high level of achievement in the post-season . . . ." Please revise to clarify what specific achievements you are referring to.

15. You state on page 27 that brand income is net of certain expenses, such as legal fees, travel expenses and self-employment taxes. Please revise your footnotes to the table on page 86 to explain which items have been presented net of these expenses.

NFL Player Contract – San Francisco Forty Niners, page 114

16. In footnote 1 to the table, you state that the NFL player salary in the table does not include any additional compensation or benefits as may be called for in any collective bargaining agreement in existence, which are not included in brand income. We note that

Articles 37 and 38 of the August 4, 2011 Collective Bargaining Agreement between the NFL and the NFLPA provide for additional compensation to players for post season play and selection for the Pro Bowl. We further note that Vernon Davis has qualified for post season play and was selected for the Pro Bowl. Based upon your disclosure, it appears you have concluded that any additional compensation he earns under the CBA is not included in brand income. In light of the definitions of brand income and brand income contract, as defined in the Brand Agreement, which includes any contract under which Vernon Davis is obligated to perform, it appears the CBA should be included as a brand income contract. Therefore, any income earned under the CBA would be included in brand income. Please explain why you believe the CBA, and any income earned by Vernon Davis under the CBA, should be excluded from brand income.

17. We note you have presented in the table the Maximum Available Brand Income of $3,415,000 for 2013. Based on the information you provide in footnote 6, it appears this amount is calculated as the total possible amounts to be earned in 2013 under the player contract, less amounts paid under the contract as of October 30, 2013, which are not included in brand income. However, please clarify that the Maximum Available Brand Income takes into consideration the roster bonus not earned on September 22, 2013. Also, please clarify that the table on page 114 only presents Maximum Available Brand Income related to Vernon Davis's NFL Player Contract with the 49ers and not his overall Maximum Available Brand Income from all sources.

Maximum Investment Limits and Financial Suitability, page 151

18. We note that the maximum investment limit has increased from 1% to 3% of the shares. We also note that this investment limit does not appear to be included in your charter documents. Please disclose when and how the investment limit can be changed by the company. Please also clarify your disclosure to address the extent to which the limit applies to the platform common stock or to stock held by Fantex Holdings, Inc. or other affiliates of the company.

Statements of Cash Receipts from Included Contracts Subject to the Brand Agreement – Vernon Davis, page SR-VD-3

19. When comparing the contractual NFL player receipts on page SR-VD-3 with the NFL player contract amounts shown in the table on page 114, we note that the amounts related to NFL player salary for 2012 do not agree. Although we understand that the table on page 114 is by playing season and the statement of cash receipts is by calendar year, this does not appear to explain the entire difference. In this regard, we note that the NFL player salary amounts for 2011 agree between the two disclosures. Therefore, please provide a reconciliation of the 2012 player salary amounts in the statement of cash receipts with the amount Vernon Davis was eligible to receive under his player contract with the 49ers.

Exhibit 10.2

20. We note that the Vernon Davis Brand Agreement, filed as Exhibit 10.2, contains a Participant Questionnaire, which is Exhibit A within the agreement. We further note that the Participant Questionnaire references and includes a Personal Information Schedule. Please provide us with a copy of the Personal Information Schedule, including all of the schedules within the Personal Information Schedule.

You may contact Kristin Shifflett at (202) 551-3381 or David Humphrey, Accounting Branch Chief, at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217, Justin Dobbie, Legal Branch Chief, at (202) 551-3469, or me at (202) 551-3755 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Patrick A. Pohlen, Esq.
       Latham & Watkins LLP